Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S REPORT

The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Inc. (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102, Part 5.

The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgement, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected. The Consolidated Financial Statements and MD&A have been properly prepared within reasonable limits of materiality and in light of information up to February 13, 2014.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In meeting its responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal control and internal audit. The system of internal control includes a written corporate conduct policy; implementation of a risk management framework; effective segregation of duties and delegation of authorities; and sound and conservative accounting policies that are regularly reviewed. This structure is designed to provide reasonable assurance that assets are safeguarded and that reliable information is available on a timely basis. In addition, management has assessed the design and operating effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2013. The effectiveness of these internal controls and findings is reported to the Audit and Finance Committee of the Hydro One Board of Directors, as required.

The Consolidated Financial Statements have been examined by KPMG LLP, independent external auditors appointed by the Shareholder. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit and Finance Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit and Finance Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit and Finance Committee, with and without the presence of management, to discuss their audit findings.

The President and Chief Executive Officer and the Chief Administration Officer and Chief Financial Officer have certified Hydro One’s annual Consolidated Financial Statements and annual MD&A, related disclosure controls and procedures and the design and effectiveness of related internal controls over financial reporting.

On behalf of Hydro One Inc.’s management:

Carmine Marcello President and Chief Executive Officer	Sandy Struthers Chief Administration Officer and Chief Financial Officer

HYDRO ONE INC.

INDEPENDENT AUDITORS’ REPORT

To the Shareholder of Hydro One Inc.

We have audited the accompanying Consolidated Financial Statements of Hydro One Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with United States Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated Financial Statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the Consolidated Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Hydro One Inc. as at December 31, 2013 and December 31, 2012, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with United States Generally Accepted Accounting Principles.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 13, 2014

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended December 31, 2013 and 2012

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2013	2012
Revenues
Distribution (includes $160 related party revenues; 2012 – $155) (Note 20)	4,484	4,184
Transmission (includes $1,517 related party revenues; 2012 – $1,482) (Note 20)	1,529	1,482
Other	61	62

	6,074	5,728

Costs
Purchased power (includes $2,500 related party costs; 2012 – $2,409) (Note 20)	3,020	2,774
Operation, maintenance and administration (Note 20)	1,106	1,071
Depreciation and amortization (Note 5)	676	659

	4,802	4,504

Income before financing charges and provision for payments in lieu of corporate income taxes	1,272	1,224
Financing charges (Note 6)	360	358

Income before provision for payments in lieu of corporate income taxes	912	866
Provision for payments in lieu of corporate income taxes (Notes 7, 20)	109	121

Net income	803	745
Other comprehensive income	—	1

Comprehensive income	803	746

Basic and fully diluted earnings per common share (dollars) (Note 18)	7,850	7,280

Dividends per common share declared (dollars) (Note 19)	2,000	3,523

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS

At December 31, 2013 and 2012

December 31 (millions of Canadian dollars)	2013	2012
Assets
Current assets:
Cash and cash equivalents (Note 13)	565	195
Accounts receivable (net of allowance for doubtful accounts – $36; 2012 – $23) (Note 8)	923	845
Due from related parties (Note 20)	197	154
Regulatory assets (Note 11)	47	29
Materials and supplies	23	23
Deferred income tax assets (Note 7)	18	18
Derivative instruments (Note 13)	6	—
Investment (Notes 13, 20)	251	—
Other	28	22

	2,058	1,286

Property, plant and equipment (Note 9):
Property, plant and equipment in service	23,820	22,650
Less: accumulated depreciation	8,615	8,145

	15,205	14,505
Construction in progress	1,078	1,055
Future use land, components and spares	148	147

	16,431	15,707

Other long-term assets:
Regulatory assets (Note 11)	2,636	3,098
Investment (Notes 13, 20)	—	251
Intangible assets (net of accumulated amortization – $252; 2012 – $305) (Note 10)	313	267
Goodwill	133	133
Deferred debt costs	36	34
Derivative instruments (Note 13)	6	19
Deferred income tax assets (Note 7)	11	14
Other	1	2

	3,136	3,818

Total assets	21,625	20,811

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (continued)

At December 31, 2013 and 2012

December 31 (millions of Canadian dollars, except number of shares)	2013	2012
Liabilities
Current liabilities:
Bank indebtedness (Note 13)	31	42
Accounts payable	62	140
Accrued liabilities (Notes 7, 15, 16)	733	578
Due to related parties (Note 20)	230	261
Accrued interest	100	95
Regulatory liabilities (Note 11)	85	40
Long-term debt payable within one year (includes $506 measured at fair value; 2012 – $0) (Notes 12, 13)	756	600

	1,997	1,756

Long-term debt (includes $256 measured at fair value; 2012 – $769) (Notes 12, 13)	8,301	7,879

Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 15)	1,488	1,416
Deferred income tax liabilities (Note 7)	1,129	944
Pension benefit liability (Note 15)	845	1,515
Environmental liabilities (Note 16)	239	227
Regulatory liabilities (Note 11)	163	181
Net unamortized debt premiums	20	23
Asset retirement obligations (Note 17)	14	15
Long-term accounts payable and other liabilities	14	25

	3,912	4,346

Total liabilities	14,210	13,981

Contingencies and commitments (Notes 22, 23)
Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 18, 19)	323	323
Shareholder’s equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 18, 19)	3,314	3,314
Retained earnings	3,787	3,202
Accumulated other comprehensive loss	(9)	(9)

Total shareholder’s equity	7,092	6,507

Total liabilities, preferred shares and shareholder’s equity	21,625	20,811

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

James Arnett Chair	Michael J. Mueller Chair, Audit and Finance Committee

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2013 and 2012

Year ended December 31, 2013 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2013	3,314	3,202	(9)	6,507
Net income	—	803	—	803
Other comprehensive income	—	—	—	—
Dividends on preferred shares	—	(18)	—	(18)
Dividends on common shares	—	(200)	—	(200)

December 31, 2013	3,314	3,787	(9)	7,092

Year ended December 31, 2012 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2012	3,314	2,827	(10)	6,131
Net income	—	745	—	745
Other comprehensive income	—	—	1	1
Dividends on preferred shares	—	(18)	—	(18)
Dividends on common shares	—	(352)	—	(352)

December 31, 2012	3,314	3,202	(9)	6,507

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

Year ended December 31 (millions of Canadian dollars)	2013	2012
Operating activities
Net income	803	745
Environmental expenditures	(16)	(18)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	597	589
Regulatory assets and liabilities	3	12
Deferred income taxes	(2)	(9)
Other	8	6
Changes in non-cash balances related to operations (Note 21)	11	(31)

Net cash from operating activities	1,404	1,294

Financing activities
Long-term debt issued	1,185	1,085
Long-term debt retired	(600)	(600)
Dividends paid	(218)	(370)
Change in bank indebtedness	(11)	3
Other	(5)	(1)

Net cash from financing activities	351	117

Investing activities
Capital expenditures (Note 21)
Property, plant and equipment	(1,333)	(1,373)
Intangible assets	(79)	(90)
Other	27	19

Net cash used in investing activities	(1,385)	(1,444)

Net change in cash and cash equivalents	370	(33)
Cash and cash equivalents, beginning of year	195	228

Cash and cash equivalents, end of year	565	195

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

1. DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries: Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), Hydro One Telecom Inc. (Hydro One Telecom), Hydro One Lake Erie Link Management Inc., and Hydro One Lake Erie Link Company Inc.

Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. Certain comparative figures have been reclassified to conform to the presentation of these Consolidated Financial Statements (see Note 21 – Consolidated Statements of Cash Flows). In the opinion of management, these Consolidated Financial Statements include all adjustments that are necessary to fairly state the financial position and results of operations of Hydro One as at, and for the year ended December 31, 2013.

Hydro One performed an evaluation of subsequent events through to February 13, 2014, the date these Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these Consolidated Financial Statements. See Note 25 – Subsequent Event.

Use of Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon: historical experience; current conditions; and assumptions believed to be reasonable at the time the assumptions are made with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations (AROs), goodwill and asset impairments, contingencies, unbilled revenues, allowance for doubtful accounts, derivative instruments, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates, which may be impacted by future decisions made by the OEB or the Province.

Rate Setting

The Company’s Transmission Business includes the separately regulated transmission business of Hydro One Networks. The Company’s consolidated Distribution Business includes Hydro One Brampton Networks, Hydro One Remote Communities, as well as the separately regulated distribution business of Hydro One Networks.

The OEB has approved the use of US GAAP for rate setting and regulatory accounting and reporting by Hydro One Networks’ transmission and distribution businesses, as well as by Hydro One Remote Communities, beginning with the year 2012. Hydro One Brampton Networks currently uses Canadian GAAP for its distribution rate-setting purposes.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Transmission

In May 2010, Hydro One Networks filed a cost-of-service application with the OEB for 2012 transmission rates. The OEB approved a revenue requirement of $1,418 million for 2012, along with new 2012 uniform transmission rates, with an effective date of January 1, 2012. In May 2012, Hydro One Networks filed a cost-of-service application with the OEB for 2013 transmission rates, seeking approval for a 2013 revenue requirement of $1,465 million. In December 2012, the OEB approved a revenue requirement of $1,438 million for 2013. The reduced approved revenue requirement included reductions to proposed operation, maintenance and administration costs, and capital expenditures.

Distribution

In 2010, the OEB approved a revised 2011 revenue requirement of $1,218 million and 2011 distribution rates. Hydro One Networks elected to retain the same distribution rates for 2012 as approved by the OEB for the 2011 rate year. In June 2012, Hydro One Networks filed an Incentive Regulation Mechanism (IRM) application with the OEB for 2013 distribution rates. In December 2012, the OEB approved an increase in average distribution rates of approximately 1.3%, with an effective date of January 1, 2013.

In September 2011, Hydro One Brampton Networks filed an IRM application with the OEB for 2012 distribution rates. In January 2012, the OEB approved a reduction in distribution rates of approximately 13.2%, with an effective date of January 1, 2012. These rate reductions were primarily due to OEB-approved adjustments to depreciation rates. In August 2012, Hydro One Brampton Networks filed an IRM application with the OEB for 2013 distribution rates. In December 2012, the OEB approved an increase in average distribution rates of approximately 0.3%, with an effective date of January 1, 2013.

In November 2011, Hydro One Remote Communities filed an IRM application with the OEB for 2012 rates. In March 2012, the OEB approved an increase of approximately 1.1% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2012. In September 2012, Hydro One Remote Communities filed a cost-of-service application with the OEB for 2013 rates, seeking approval for a 2013 revenue requirement of $53 million. In June 2013, the OEB approved a revenue requirement of $51 million for 2013.

Regulatory Accounting

The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will factor its regulatory assets and liabilities into the setting of future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount will be reflected in results of operations in the period that the assessment is made.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.

Revenue Recognition

Transmission revenues are collected through OEB-approved rates, which are based on an approved revenue requirement that includes a rate of return. Such revenue is recognized as electricity is transmitted and delivered to customers.

Distribution revenues are recognized on an accrual basis and include billed and unbilled revenues. Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized as electricity is delivered to customers. The Company estimates monthly revenue for a period based on wholesale electricity purchases

9

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

because customer meters are not generally read at the end of each month. At the end of each month, the electricity delivered to customers, but not billed, is estimated and revenue is recognized. The unbilled revenue estimate is affected by energy demand, weather, line losses and changes in the composition of customer classes.

Distribution revenue also includes an amount relating to rate protection for rural, residential and remote customers, which is received from the Independent Electricity System Operator (IESO) based on a standardized customer rate that is approved by the OEB. Current legislation provides rate protection for prescribed classes of rural, residential and remote consumers by reducing the electricity rates that would otherwise apply.

Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered.

Revenues are recorded net of indirect taxes.

Accounts Receivable and Allowance for Doubtful Accounts

Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are estimated and recorded based on wholesale electricity purchases. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s best estimate of losses on billed accounts receivable balances. The allowance is based on accounts receivable aging, historical experience and other currently available information. The Company estimates the allowance for doubtful accounts on customer receivables by applying internally developed loss rates to the outstanding receivable balances by risk segment. Risk segments represent groups of customers with similar credit quality indicators and are computed based on various attributes, including number of days receivables are past due, delinquency of balances and payment history. Loss rates applied to the accounts receivable balances are based on historical average write-offs as a percentage of accounts receivable in each risk segment. An account is considered delinquent if the amount billed is not received within 110 days of the invoiced date. Accounts receivable are written off against the allowance when they are deemed uncollectible. The existing allowance for uncollectible accounts will continue to be affected by changes in volume, prices and economic conditions.

Corporate Income Taxes

Under the Electricity Act, 1998, Hydro One is required to make payments in lieu of corporate income taxes (PILs) to the Ontario Electricity Financial Corporation (OEFC). These payments are calculated in accordance with the rules for computing income and other relevant amounts contained in the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) as modified by the Electricity Act, 1998 and related regulations.

Current and deferred income taxes are computed based on the tax rates and tax laws enacted at the balance sheet date. Tax benefits associated with income tax positions taken, or expected to be taken, in a tax return are recorded only when the “more-likely-than-not” recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgement is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period in which new information about recognition or measurement becomes available.

Current Income Taxes

The provision for current taxes and the assets and liabilities recognized for the current and prior periods are measured at the amounts receivable from, or payable to, the OEFC.

Deferred Income Taxes

Deferred income taxes are provided for using the liability method. Deferred income taxes are recognized based on the estimated future tax consequences attributable to temporary differences between the carrying amount of assets and liabilities in the Consolidated Financial Statements and their corresponding tax bases.

10

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Deferred income tax liabilities are generally recognized on all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more-likely-than-not that these assets will be realized from taxable income available against which deductible temporary differences can be utilized.

Deferred income taxes are calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the Consolidated Statements of Operations and Comprehensive Income.

If management determines that it is more-likely-than-not that some or all of a deferred income tax asset will not be realized, a valuation allowance is recorded against the tax asset to report the net balance at the amount expected to be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more-likely-than-not that the tax benefit will be realized.

The Company records regulatory assets and liabilities associated with deferred income taxes that will be included in the rate-setting process.

The Company uses the flow-through method to account for investment tax credits (ITCs) earned on eligible scientific research and experimental development expenditures, and apprenticeship job creation. Under this method, only non-refundable ITCs are recognized as a reduction to income tax expense.

Materials and Supplies

Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost, net of customer contributions received in aid of construction and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.

The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, information technology and executive costs. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.

Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.

Transmission

Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.

Distribution

Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Communication

Communication assets include the fibre-optic and microwave radio system, optical ground wire, towers, telephone equipment and associated buildings.

Administration and Service

Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.

Easements

Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights.

Intangible Assets

Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major administrative computer applications.

Capitalized Financing Costs

Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized portion of financing costs is a reduction to financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.

Construction and Development in Progress

Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

Depreciation and Amortization

The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.

The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The last review resulted in changes to rates effective January 1, 2013. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average	Rate (%)
	Service Life	Range	Average
Transmission	57 years	1% – 2%	2%
Distribution	42 years	1% – 20%	2%
Communication	19 years	1% – 15%	5%
Administration and service	15 years	3% – 20%	6%

12

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The cost of intangible assets is included primarily within the administration and service classification above. Amortization rates for computer applications software and other intangible assets range from 9% to 10%.

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense. Depreciation expense also includes the costs incurred to remove property, plant and equipment where no ARO has been recorded.

Goodwill

Goodwill represents the cost of acquired local distribution companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

For the year ended December 31, 2013, based on the qualitative assessment performed as at September 30, 2013, the Company has determined that it is not more-likely-than-not that the fair value of each applicable reporting unit assessed is less than its carrying amount. As a result, no further testing was performed, and the Company has concluded that goodwill was not impaired at December 31, 2013.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, impairment exists when the carrying value exceeds the sum of the future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.

Hydro One regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques, and may use more than one. Techniques used to determine fair value include, but are not limited to, the use of recent third party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2013, no asset impairment had been recorded for assets within either the Company’s regulated or unregulated businesses.

13

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Costs of Arranging Debt Financing

For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining debt financing and presents such amounts as deferred debt costs on the Consolidated Balance Sheets. Deferred debt costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the Consolidated Statements of Operations and Comprehensive Income. Transaction costs for items classified as held-for-trading are expensed immediately.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI). OCI includes the amortization of net unamortized hedging losses on the Company’s discontinued cash flow hedges, and the change in fair value on the existing cash flow hedges to the extent that the hedge is effective. The Company amortizes its unamortized hedging losses on discontinued cash flow hedges to financing charges using the effective-interest method over the term of the allocated hedged debt. Hydro One presents net income and OCI in a single continuous Consolidated Statement of Operations and Comprehensive Income.

Financial Assets and Liabilities

All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. Provisions for impaired accounts receivable are recognized as adjustments to the allowance for doubtful accounts and are recognized when there is objective evidence that the Company will not be able to collect amounts according to the original terms.

Derivative instruments are measured at fair value. Gains and losses from fair valuation are included within financing charges in the period in which they arise. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 13 – Fair Value of Financial Instruments and Risk Management.

The Company’s investment in Province of Ontario Floating-Rate Notes, which is held as an alternate form of liquidity to supplement the bank credit facilities, is classified as held-for-trading and is measured at fair value.

All financial instrument transactions are recorded at trade date.

Derivative Instruments and Hedge Accounting

The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.

The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the Consolidated Balance Sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized in its Consolidated Balance Sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.

14

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, the effective portion of any gain or loss, net of tax, is reported as a component of accumulated OCI (AOCI) and is reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations. Any gains or losses on the derivative instrument that represent either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in results of operations. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the Consolidated Statement of Operations and Comprehensive Income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the Consolidated Statements of Operations and Comprehensive Income. Additionally, the Company enters into derivative agreements that are economic hedges that either do not qualify for hedge accounting or have not been designated as hedges. The changes in fair value of these undesignated derivative instruments are reflected in results of operations.

Embedded derivative instruments are separated from their host contracts and carried at fair value on the Consolidated Balance Sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives at December 31, 2013 or 2012.

Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.

Employee Future Benefits

Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.

The Company recognizes the funded status of its pension, post-retirement and post-employment plans on its Consolidated Balance Sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation exceeds the fair value of the plan assets. Liabilities are recognized on the Consolidated Balance Sheets for any net underfunded projected benefit obligation. The net underfunded projected benefit obligation may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the projected benefit obligation of the plan, an asset is recognized equal to the net overfunded projected benefit obligation. The net asset for an overfunded plan is classified as a long-term asset on the Consolidated Balance Sheets. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.

Pension benefits

In accordance with the OEB’s rate orders, pension costs are recorded on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). Pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities as well as corporate and government debt securities, are fair valued at the end of each year.

15

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Hydro One records a regulatory asset equal to the net underfunded projected benefit obligation for its pension plan. The regulatory asset for the net underfunded projected benefit obligation for the pension plan, in the absence of regulatory accounting, would be recognized in AOCI. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension regulatory assets are remeasured at the end of each year based on the current status of the pension plan.

All future pension benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Post-retirement and post-employment benefits

Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.

Hydro One records a regulatory asset equal to the incremental net unfunded projected benefit obligation for post-retirement and post-employment plans recorded at each year end based on annual actuarial reports. The regulatory asset for the incremental net unfunded projected benefit obligation for post-retirement and post-employment plans, in the absence of regulatory accounting, would be recognized in AOCI. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process.

For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. Post transition, the actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

All post-retirement and post-employment future benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Multiemployer Pension Plan

Employees of Hydro One Brampton Networks participate in the Ontario Municipal Employees Retirement System Fund (OMERS), a multiemployer, contributory, defined benefit public sector pension fund. OMERS provides retirement pension payments based on members’ length of service and salary. Both participating employers and members are required to make plan contributions. The OMERS plan assets are pooled together to provide benefits to all plan participants and the plan assets are not segregated by member entity. OMERS is registered with the Financial Services Commission of Ontario under Registration #0345983. At December 31, 2012, OMERS had approximately 429,000 members, with approximately 283 members being current employees of Hydro One Brampton Networks.

The OMERS plan is accounted for as a defined contribution plan by Hydro One because it is not practicable to determine the present value of the Company’s obligation, the fair value of plan assets or the related current service cost applicable to Hydro One Brampton Networks’ employees. Hydro One recognizes its contributions to the OMERS plan as pension expense, with a portion being capitalized. The expensed amount is included in operation, maintenance and administration costs in the Consolidated Statements of Operations and Comprehensive Income.

16

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Loss Contingencies

Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgements regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.

Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgements about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.

Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.

Environmental Liabilities

Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with the contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate equal to its credit-adjusted risk-free interest rate on financial instruments with comparable maturities to the pattern of future environmental expenditures. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.

Asset Retirement Obligations

AROs are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional AROs are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.

When recording an ARO, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. Where an asset is no longer in service when an ARO is recorded, the asset retirement cost is recorded in results of operations.

Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have AROs, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no ARO currently exists for these assets.

17

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable ARO exists. In such a case, an ARO would be recorded at that time.

The Company’s AROs recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities and with the decommissioning of specific switching stations located on unowned sites.

3. NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose both gross and net information about financial instruments and transactions eligible for offset on the Consolidated Balance Sheets as well as financial instruments and transactions executed under a master netting or similar arrangement. The ASU was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on an entity’s financial position. This ASU was required to be applied retrospectively and was effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this ASU did not have an impact on the Company’s Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. This ASU was required to be applied prospectively and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU did not have a significant impact on the Company’s Consolidated Financial Statements.

Recent Accounting Guidance Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU is not anticipated to have a significant impact on the Company’s Consolidated Financial Statements.

4. BUSINESS ACQUISITION

Norfolk Power Purchase Agreement

On April 2, 2013, Hydro One reached an agreement with The Corporation of Norfolk County to acquire 100% of the common shares of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Norfolk Power will be approximately $93 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2014. In anticipation of the Norfolk Power acquisition, the Company made a refundable deposit totaling $5 million, which was recorded in other current assets on the interim Consolidated Balance Sheet.

18

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

5. DEPRECIATION AND AMORTIZATION

Year ended December 31 (millions of Canadian dollars)	2013	2012
Depreciation of property, plant and equipment	533	522
Amortization of intangible assets	48	48
Asset removal costs	79	70
Amortization of regulatory assets	16	19

	676	659

6. FINANCING CHARGES

Year ended December 31 (millions of Canadian dollars)	2013	2012
Interest on long-term debt	416	421
Other	9	12
Less: Interest capitalized on construction and development in progress	(51)	(59)
Gain on interest-rate swap agreements	(11)	(12)
Interest earned on investments	(3)	(4)

	360	358

7. PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for PILs differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Income before provision for PILs	912	866
Canadian federal and Ontario statutory income tax rate	26.50%	26.50%

Provision for PILs at statutory rate	242	230

Increase (decrease) resulting from:
Net temporary differences included in amounts charged to customers:
Capital cost allowance in excess of depreciation and amortization	(72)	(42)
Pension contributions in excess of pension expense	(23)	(23)
Interest capitalized for accounting but deducted for tax purposes	(13)	(15)
Overheads capitalized for accounting but deducted for tax purposes	(14)	(14)
Prior year’s adjustments	(8)	(2)
Non-refundable investment tax credits	(4)	(8)
Environmental expenditures	(4)	(5)
Post-retirement and post-employment benefit expense in excess of cash payments	4	—
Other	(1)	(1)

Net temporary differences	(135)	(110)
Net permanent differences	2	1

Total provision for PILs	109	121

19

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The major components of income tax expense are as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Current provision for PILs	111	130
Deferred recovery of PILs	(2)	(9)

Total provision for PILs	109	121

Effective income tax rate	11.98%	13.96%

The current provision for PILs is remitted to, or received from, the Ontario Electricity Financial Corporation (OEFC). At December 31, 2013, $29 million due from the OEFC was included in due from related parties on the Consolidated Balance Sheet (December 31, 2012 – $10 million included in due to related parties).

The total provision for PILs includes deferred recovery of PILs of $2 million (2012 – $9 million) that is not included in the rate-setting process, using the liability method of accounting. Deferred PILs balances expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities arise from differences between the carrying amounts and tax bases of the Company’s assets and liabilities. At December 31, 2013 and 2012, deferred income tax assets and liabilities consisted of the following:

December 31 (millions of Canadian dollars)	2013	2012
Deferred income tax assets
Post-retirement and post-employment benefits expense in excess of cash payments	7	7
Environmental expenditures	5	4
Depreciation and amortization in excess of capital cost allowance	—	3
Other	(1)	—

Total deferred income tax assets	11	14
Less: current portion	—	—

	11	14

December 31 (millions of Canadian dollars)	2013	2012
Deferred income tax liabilities
Capital cost allowance in excess of depreciation and amortization	(1,556)	(1,344)
Post-retirement and post-employment benefits expense in excess of cash payments	542	519
Environmental expenditures	66	62
Regulatory amounts that are not recognized for tax purposes	(144)	(147)
Goodwill	(20)	(19)
Other	1	3

Total deferred income tax liabilities	(1,111)	(926)
Less: current portion	18	18

	(1,129)	(944)

During 2013, there was no change in the rate applicable to future taxes (2012 – a change in rate applicable to future rates generated a $60 million increase).

20

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

8. ACCOUNTS RECEIVABLE

December 31 (millions of Canadian dollars)	2013	2012
Accounts receivable – billed	268	224
Accounts receivable – unbilled	691	644

Accounts receivable, gross	959	868
Allowance for doubtful accounts	(36)	(23)

Accounts receivable, net	923	845

The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Allowance for doubtful accounts – January 1	(23)	(18)
Write-offs	24	17
Additions to allowance for doubtful accounts	(37)	(22)

Allowance for doubtful accounts – December 31	(36)	(23)

9. PROPERTY, PLANT AND EQUIPMENT

December 31, 2013 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	12,413	4,215	671	8,869
Distribution	8,498	3,046	316	5,768
Communication	1,060	560	53	553
Administration and Service	1,380	716	38	702
Easements	617	78	—	539

	23,968	8,615	1,078	16,431

December 31, 2012 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	11,840	3,990	641	8,491
Distribution	8,005	2,879	234	5,360
Communication	1,024	516	57	565
Administration and Service	1,314	668	123	769
Easements	614	92	—	522

	22,797	8,145	1,055	15,707

Financing charges capitalized on property, plant and equipment under construction were $48 million in 2013 (2012 – $56 million).

10. INTANGIBLE ASSETS

December 31, 2013 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	557	249	3	311
Other	5	3	—	2

	562	252	3	313

21

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

December 31, 2012 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	451	301	116	266
Other	5	4	—	1

	456	305	116	267

Financing charges capitalized on intangible assets under development were $3 million in 2013 (2012 – $3 million). The estimated annual amortization expense for intangible assets is as follows: 2014 – $52 million; 2015 – $52 million; 2016 – $52 million; 2017 – $52 million; and 2018 – $44 million.

11. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of Canadian dollars)	2013	2012
Regulatory assets:
Deferred income tax regulatory asset	1,145	954
Pension benefit regulatory asset	845	1,515
Post-retirement and post-employment benefits	308	320
Environmental	266	249
Pension cost variance	80	61
OEB cost assessment differential	9	6
DSC exemption	7	2
Long-term project development costs	5	5
Rider 2	—	10
Other	18	5

Total regulatory assets	2,683	3,127
Less: current portion	47	29

	2,636	3,098

Regulatory liabilities:
External revenue variance	81	61
Rider 8	55	45
Retail settlement variance accounts	35	54
Deferred income tax regulatory liability	19	16
Rider 9	19	—
PST savings deferral	17	13
Hydro One Brampton Networks rider	8	—
Rider 3	—	9
Rural and remote rate protection variance	—	6
Other	14	17

Total regulatory liabilities	248	221
Less: current portion	85	40

	163	181

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s provision for PILs would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2013 provision for PILs would have been higher by approximately $139 million (2012 – $136 million).

22

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Pension Benefit Regulatory Asset

The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2013 OCI would have been higher by $670 million (2012 – lower by $736 million).

Post-Retirement and Post-Employment Benefits

The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2013 OCI would have been higher by $12 million (2012 – lower by $197 million).

Environmental

Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. Because such expenditures are expected to be recoverable in future rates, the Company has recorded an equivalent amount as a regulatory asset. In 2013, the environmental regulatory asset decreased by $3 million (2012 – $3 million) to reflect related changes in the Company’s PCB liability, and increased by $26 million (2012 – $2 million) due to changes in the LAR liability. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, 2013 operation, maintenance and administration expenses would have been higher by $23 million (2012 – lower by $1 million). In addition, 2013 amortization expense would have been lower by $16 million (2012 – $18 million), and 2013 financing charges would have been higher by $10 million (2012 – $11 million).

Pension Cost Variance

A pension cost variance account was established for Hydro One Networks’ transmission and distribution businesses to track the difference between the actual pension expense incurred and estimated pension costs approved by the OEB. The balance in this regulatory account reflects the excess of pension costs paid as compared to OEB-approved amounts. In the absence of rate-regulated accounting, 2013 revenue would have been lower by $19 million (2012 – $18 million).

OEB Cost Assessment Differential

In April 2010, the OEB announced its decision regarding the Company’s rate application in respect of Hydro One Networks’ distribution business for 2010 and 2011. As part of this decision, the OEB also approved the distribution-related OEB Cost Assessment Differential Account to record the difference between the amounts approved in rates and actual expenditures with respect to the OEB’s cost assessments.

DSC Exemption

In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB’s new cost responsibility rules contained in the OEB’s October 2009 Notice of Amendment to the Distribution System Code (DSC), with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that expenditures for identified specific expenditures can be recorded in a deferral account, subject to the OEB’s review at a future date.

23

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Long-Term Project Development Costs

In May 2009, the OEB approved the creation of a deferral account to record Hydro One Networks’ costs of preliminary work to advance certain transmission projects identified in the Company’s 2009 and 2010 transmission rate applications. In March 2010, the OEB issued a decision amending the scope of the account to include the 20 major transmission projects identified in the September 2009 request from the Ministry of Energy and Infrastructure. In December 2012, the OEB approved the recovery of the December 31, 2012 balance, including accrued interest, to be recovered over a one-year period from January 1, 2014 to December 31, 2014.

Rider 2

In April 2006, the OEB approved Hydro One Networks’ distribution-related deferral account balances. The Rider 2 regulatory asset includes retail settlement and cost variance amounts and distribution low-voltage service amounts, plus accrued interest. In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved the balance of the Rider 2 regulatory account for disposition as part of Rider 9, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014.

External Revenue Variance

In May 2009, the OEB approved forecasted amounts related to export service revenue, external revenue from secondary land use, and external revenue from station maintenance and engineering and construction work. In November 2012, the OEB again approved forecasted amounts related to these revenue categories and extended the scope to encompass all other external revenues. The external revenue variance account balance reflects the excess of actual external revenues compared to the OEB-approved forecasted amounts.

Rider 8

In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received.

Retail Settlement Variance Accounts (RSVAs)

Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. In December 2012, the OEB approved the disposition of the total RSVA balance accumulated from January 2010 to December 2011, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014. Hydro One has continued to accumulate a net liability in its RSVAs since December 31, 2011.

Rider 9

In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved for disposition certain distribution-related deferral account balances, including RSVA amounts and balances of Rider 2 and Rider 3, accumulated up to December 2011, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014.

PST Savings Deferral Account

The provincial sales tax (PST) and goods and services tax (GST) were harmonized in July 2010. Unlike the GST, the PST was included in operation, maintenance and administrative expenses or capital expenditures for past revenue requirements approved during a full cost-of-service hearing. Under the harmonized sales tax (HST) regime, the HST included in operation, maintenance and administration expenses or capital expenditures is not a cost ultimately borne by the Company and as such, a refund of the prior PST element in the approved revenue requirement is applicable, and calculations for tracking and refund

24

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

were requested by the OEB. For Hydro One Networks’ transmission revenue requirement, PST was included between July 1, 2010 and December 31, 2010 and recorded in a deferral account, per direction from the OEB. For Hydro One Networks’ distribution revenue requirement, PST was included between July 1, 2010 and December 31, 2013 and recorded in a deferral account, per direction from the OEB.

Hydro One Brampton Networks Rider

In December 2013, the OEB issued a decision for Hydro One Brampton Networks’ 2014 distribution rates. Included in the OEB’s decision was the approval of certain deferral account balances, primarily RSVAs. The OEB ordered that the approved balances be aggregated into a single regulatory account and disposed of through a rate rider over a two-year period from January 1, 2014 to December 31, 2015.

Rider 3

In December 2008, the OEB approved certain distribution-related deferral account balances, including RSVA amounts, deferred tax changes, OEB costs and smart meters. The OEB approved the disposition of the Rider 3 balance accumulated up to April 2008, including accrued interest, to be disposed over a 27-month period from February 1, 2009 to April 30, 2011. In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved the balance of Rider 2 for disposition as part of Rider 9.

Rural and Remote Rate Protection Variance (RRRP)

Hydro One receives rural rate protection amounts from the IESO. A portion of these amounts is provided to retail customers of Hydro One Networks who are eligible for rate protection. The OEB has approved a mechanism to collect the RRRP through the Wholesale Market Service Charge. Variances between the amounts remitted by the IESO to Hydro One and the fixed entitlements defined in the regulation, and subsequent OEB utility rate decisions, are tracked by the Company in the RRRP variance account. At December 31, 2013, the RRRP variance account had a $2 million debit balance, which is included in Other regulatory assets.

12. DEBT AND CREDIT AGREEMENTS

Short-Term Notes

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1,000 million. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. Hydro One had no commercial paper borrowings outstanding as at December 31, 2013 and 2012.

Hydro One has a $1,500 million committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2018. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program. The Company may use the credit facility for general corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3,000 million. At December 31, 2013, $1,815 million remained available for issuance until October 2015.

25

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The following table presents the outstanding long-term debt at December 31, 2013 and 2012:

December 31 (millions of Canadian dollars)	2013	2012
5.00% Series 15 notes due 2013	—	600
3.13% Series 19 notes due 2014[1]	750	750
2.95% Series 21 notes due 2015[1]	500	500
Floating-rate Series 22 notes due 2015[2]	50	50
4.64% Series 10 notes due 2016	450	450
Floating-rate Series 27 notes due 2016[2]	50	50
5.18% Series 13 notes due 2017	600	600
2.78% Series 28 notes due 2018	750	—
4.40% Series 20 notes due 2020	300	300
3.20% Series 25 notes due 2022	600	600
7.35% Debentures due 2030	400	400
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	—
5.00% Series 11 notes due 2046	325	325
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310

	9,045	8,460
Add: Unrealized marked-to-market loss[1]	12	19
Less: Long-term debt payable within one year	(756)	(600)

Long-term debt	8,301	7,879

[1]

The unrealized marked-to-market loss relates to $500 million of the Series 19 notes due 2014, and $250 million of the Series 21 notes due 2015. The unrealized marked-to-market loss is offset by a $12 million (2012 – $19 million) unrealized marked-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 13 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges.

[2]	The interest rates of the floating-rate notes are referenced to the 3-month Canadian dollar bankers’ acceptance rate, plus a margin.

In 2013, Hydro One issued $1,185 million (2012 – $1,085 million) of long-term debt under the MTN Program, and repaid the $600 million MTN Series 15 notes (2012 – redeemed $600 million MTN Series 3 notes).

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 13 – Fair Value of Financial Instruments and Risk Management.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

26

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At December 31, 2013 and 2012, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at December 31, 2013 and 2012 are as follows:

December 31 (millions of Canadian dollars)	2013 Carrying Value	2013 Fair Value	2012 Carrying Value	2012 Fair Value
Long-term debt
$500 million of MTN Series 19 notes[1]	506	506	512	512
$250 million of MTN Series 21 notes[2]	256	256	257	257
Other notes and debentures[3]	8,295	9,018	7,710	9,188

	9,057	9,780	8,479	9,957

[1]

The fair value of $500 million of the MTN Series 19 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).

[2]

The fair value of $250 million of the MTN Series 21 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).

[3]

The fair value of other notes and debentures, and the portions of the MTN Series 19 notes and the MTN Series 21 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At December 31, 2013, the Company had interest-rate swaps totaling $750 million (2012 – $750 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to about 8% (2012 – 9%) of its total long-term debt of $9,057 million (2012 – $8,479 million). At December 31, 2013, the Company had the following interest-rate swaps designated as fair value hedges:

(a)	two $250 million fixed-to-floating interest-rate swap agreements to convert $500 million of the $750 million MTN Series 19 notes maturing November 19, 2014 into three-month variable rate debt; and

(b)	two $125 million fixed-to-floating interest-rate swap agreements to convert $250 million of the $500 million MTN Series 21 notes maturing September 11, 2015 into three-month variable rate debt.

At December 31, 2013, the Company also had interest-rate swaps with a total notional value of $900 million (2012 – $900 million) classified as undesignated contracts. The undesignated contracts consist of the following interest-rate swaps:

(c)	three $250 million floating-to-fixed interest-rate swap agreements that lock in the floating rate the Company pays on a portion of the above fixed-to-floating interest-rate swaps from December 11, 2013 to December 11, 2014, from February 19, 2013 to February 19, 2014, and from February 19, 2014 to November 19, 2014;

27

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

(d)	two $50 million floating-to-fixed interest-rate swap agreements that lock in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 24, 2013 to January 24, 2014, and from January 24, 2014 to January 24, 2015; and

(e)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 27 notes from December 3, 2013 to December 3, 2014.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at December 31, 2013 and 2012 is as follows:

December 31, 2013 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	565	565	565	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	12	12	—	12	—

	828	828	565	263	—

Liabilities:
Bank indebtedness	31	31	31	—	—
Long-term debt	9,057	9,780	—	9,780	—

	9,088	9,811	31	9,780	—

December 31, 2012 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	195	195	195	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	19	19	—	19	—

	465	465	195	270	—

Liabilities:
Bank indebtedness	42	42	42	—	—
Long-term debt	8,479	9,957	—	9,957	—

	8,521	9,999	42	9,957	—

Cash and cash equivalents include cash and short-term investments. At December 31, 2013, short-term investments consisted of bankers’ acceptances and money market funds totaling $515 million (2012 – $195 million). The carrying values are representative of fair value because of the short-term nature of these instruments.

The investment represents the Province of Ontario Floating-Rate Notes maturing in November 2014. The fair value of the investment is determined using inputs other than quoted prices that are observable for the asset, with unrecognized gains or losses recognized in financing charges. The Company obtains quotes from an independent third party for the fair value of the investment, who uses the market price of similar securities adjusted for changes in observable inputs such as maturity dates and interest rates.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

28

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the years ended December 31, 2013 and 2012.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material, although the Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy. Hydro One is exposed to fluctuations in interest rates as the regulated rate of return for the Company’s Transmission and Distribution Businesses is derived using a formulaic approach that is based on the forecast for long-term Government of Canada bond yields and the spread in 30-year “A”-rated Canadian utility bonds over the 30-year benchmark Government of Canada bond yield. The Company estimates that a 1% decrease in the forecasted long-term Government of Canada bond yield or the “A”-rated Canadian utility spread used in determining the Company’s rate of return would reduce the Transmission Business’ annual results of operations by approximately $19 million (2012 – $18 million) and Hydro One Networks’ distribution business’ annual results of operations by approximately $10 million (2012 – $10 million).

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest rate levels in anticipation of future financing. Hydro One may also enter into derivative agreements such as forward-starting pay fixed-interest-rate swap agreements to hedge against the effect of future interest rate movements on long-term fixed-rate borrowing requirements. Such arrangements are typically designated as cash flow hedges. No cash flow hedge agreements were in existence as at December 31, 2013 or 2012.

A hypothetical 10% increase in the interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s results of operations for the years ended December 31, 2013 or 2012.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2013 and 2012 are included in financing charges as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Unrealized loss (gain) on hedged debt	(8)	(14)
Unrealized loss (gain) on fair value interest-rate swaps	8	14

Net unrealized loss (gain)	—	—

At December 31, 2013, Hydro One had $750 million (2012 – $750 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $12 million (2012 – $19 million). During the years ended December 31, 2013 and 2012, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

29

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2013 and 2012, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At December 31, 2013 and 2012, there was no significant accounts receivable balance due from any single customer.

At December 31, 2013, the Company’s provision for bad debts was $36 million (2012 – $23 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At December 31, 2013, approximately 4% of the Company’s net accounts receivable were aged more than 60 days (2012 – 3%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. In addition to payment netting language in master agreements, the Company establishes credit limits, margining thresholds and collateral requirements for each counterparty. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive marked-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2013, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $14 million (2012 – $22 million). At December 31, 2013, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties. The credit exposure of three of the four counterparties accounted for more than 10% of the total credit exposure of derivative contracts.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, the revolving standby credit facility of $1,500 million, and by holding Province of Ontario Floating-Rate Notes. The short-term liquidity under the Commercial Paper Program, the holding of Province of Ontario Floating-Rate Notes and anticipated levels of funds from operations should be sufficient to fund normal operating requirements.

At December 31, 2013, accounts payable and accrued liabilities in the amount of $795 million (2012 – $722 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At December 31, 2013, Hydro One had issued long-term debt in the principal amount of $9,045 million (2012 – $8,460 million). Principal outstanding, interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

30

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

	Principal Outstanding on Long-term Debt	Interest Payments	Weighted Average Interest Rate
Years to Maturity	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year	750	422	3.1
2 years	550	398	2.8
3 years	500	372	4.3
4 years	600	361	5.2
5 years	750	330	2.8

	3,150	1,883	3.6
6 – 10 years	900	1,470	3.6
Over 10 years	4,995	4,281	5.5

	9,045	7,634	4.7

14. CAPITAL MANAGEMENT

The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing effective access to capital, the Company targets to maintain an “A” category long-term credit rating.

The Company considers its capital structure to consist of shareholder’s equity, preferred shares, long-term debt, and cash and cash equivalents. At December 31, 2013 and 2012, the Company’s capital structure was as follows:

December 31 (millions of Canadian dollars)	2013	2012
Long-term debt payable within one year	756	600
Less: cash and cash equivalents	565	195

	191	405
Long-term debt	8,301	7,879
Preferred shares	323	323
Common shares	3,314	3,314
Retained earnings	3,787	3,202

	7,101	6,516

Total capital	15,916	15,123

The Company has customary covenants typically associated with long-term debt. Among other things, Hydro One’s long-term debt and credit facility covenants limit the permissible debt to 75% of the Company’s total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2013 and 2012, Hydro One was in compliance with all of these covenants and limitations.

15. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Hydro One has a defined benefit pension plan, a supplementary pension plan, and post-retirement and post-employment benefit plans. The defined benefit pension plan (Pension Plan) is contributory and covers all regular employees of Hydro One and its subsidiaries, except Hydro One Brampton Networks. Employees of Hydro One Brampton Networks participate in the OMERS plan, a multiemployer public sector pension fund. The supplementary pension plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan but for the limitations imposed by the Income Tax Act (Canada). The supplementary pension plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.

31

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The OMERS Plan

Hydro One contributions to the OMERS plan for the year ended December 31, 2013 were $2 million (2012 – $2 million). Company contributions payable at December 31, 2013 and included in accrued liabilities on the Consolidated Balance Sheets were $0.2 million (2012 – $0.2 million). Hydro One contributions do not represent more than 5% of total contributions to the OMERS plan, as indicated in OMERS’s most recently available annual report for the year ended December 31, 2012.

At December 31, 2012, the OMERS plan was 85.6% funded, with an unfunded liability of $9,924 million. This unfunded liability will likely result in future payments by participating employers and members. Hydro One future contributions could be increased substantially if other entities withdraw from the plan.

Pension Plan, Post-Retirement and Post-Employment Plans

The Pension Plan provides benefits based on highest three-year average pensionable earnings. For new management employees who commenced employment on or after January 1, 2004, and for new Society of Energy Professionals-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation.

Company and employee contributions to the Pension Plan are based on actuarial valuations performed at least every three years. Annual Pension Plan contributions for 2013 of $160 million (2012 – $163 million) were based on an actuarial valuation effective December 31, 2011 and the level of 2013 pensionable earnings. Estimated annual Pension Plan contributions for 2014 are approximately $160 million, based on the December 31, 2011 valuation and the projected level of pensionable earnings.

Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension, post-retirement and post-employment benefit obligations is generally recognized over the expected average remaining service period of the employees. The measurement date for the Plans is December 31.

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of Canadian dollars)	2013	2012	2013	2012
Change in projected benefit obligation
Projected benefit obligation, beginning of year	6,507	5,461	1,459	1,206
Current service cost	170	123	40	29
Interest cost	278	285	63	63
Reciprocal transfers	1	1	—	—
Benefits paid	(317)	(291)	(44)	(42)
Net actuarial loss (gain)	(63)	928	13	203

Projected benefit obligation, end of year	6,576	6,507	1,531	1,459

Change in plan assets
Fair value of plan assets, beginning of year	4,992	4,682	—	—
Actual return on plan assets	887	425	—	—
Reciprocal transfers	1	1	—	—
Benefits paid	(317)	(291)	—	—
Employer contributions	160	163	—	—
Employee contributions	30	27	—	—
Administrative expenses	(22)	(15)	—	—

Fair value of plan assets, end of year	5,731	4,992	—	—

Unfunded status	845	1,515	1,531	1,459

32

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets within the following line items:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2013	2012	2013	2012
Accrued liabilities	—	—	43	43
Pension benefit liability	845	1,515	—	—
Post-retirement and post-employment benefit liability	—	—	1,488	1,416

Unfunded status	845	1,515	1,531	1,459

The funded or unfunded status of the pension, post-retirement and post-employment benefit plans refers to the difference between the fair value of plan assets and the projected benefit obligations for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of Canadian dollars)	2013	2012
PBO	6,576	6,507
ABO	5,998	6,074
Fair value of plan assets	5,731	4,992

On an ABO basis, the Pension Plan was funded at 96% at December 31, 2013 (2012 – 82%). On a PBO basis, the Pension Plan was funded at 87% at December 31, 2013 (2012 – 77%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2013 and 2012 for the Pension Plan:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Current service cost, net of employee contributions	141	96
Interest cost	278	285
Expected return on plan assets, net of expenses	(309)	(289)
Actuarial loss amortization	175	112
Prior service cost amortization	2	3

Net periodic benefit costs	287	207

Charged to results of operations[1]	72	76

[1]

The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the year ended December 31, 2013, pension costs of $160 million (2012 – $163 million) were attributed to labour, of which $72 million (2012 – $76 million) was charged to operations, and $88 million (2012 – $87 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

33

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2013 and 2012 for the post-retirement and post-employment plans:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Current service cost, net of employee contributions	40	30
Interest cost	63	63
Actuarial loss amortization	27	8
Prior service cost amortization	3	3

Net periodic benefit costs	133	104

Charged to results of operations	58	48

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators (including inflation and GDP growth) that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed income securities.

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2013 and 2012:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2013	2012	2013	2012
Significant assumptions:
Weighted average discount rate	4.75%	4.25%	4.75%	4.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.39%	4.39%

[1]	6.81% per annum in 2014, grading down to 4.39% per annum in and after 2031 (2012 – 6.91% in 2013, grading down to 4.39% per annum in and after 2031)

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2013 and 2012. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

34

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Year ended December 31	2013	2012
Pension Benefits:
Weighted average expected rate of return on plan assets	6.25%	6.25%
Weighted average discount rate	4.25%	5.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	11	11

Post-retirement and Post-Employment Benefits:
Weighted average discount rate	4.25%	5.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	11	11
Rate of increase in health care cost trends[1]	4.39%	4.41%

[1]	6.91% per annum in 2013, grading down to 4.39% per annum in and after 2031 (2012 – 7.03% in 2012, grading down to 4.41% per annum in and after 2031)

The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third party bond yield curve corresponding to each duration. The yield curve is based on AA long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

The effect of 1% change in health care cost trends on the projected benefit obligation for the post-retirement and post-employment benefits at December 31, 2013 and 2012 is as follows:

December 31 (millions of Canadian dollars)	2013	2012
Projected benefit obligation:
Effect of 1% increase in health care cost trends	258	246
Effect of 1% decrease in health care cost trends	(200)	(191)

The effect of 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2013 and 2012 is as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Service cost and interest cost:
Effect of 1% increase in health care cost trends	21	17
Effect of 1% decrease in health care cost trends	(16)	(13)

The following approximate life expectancies were used in the mortality assumptions to determine the projected benefit obligations for the pension and post-retirement and post-employment plans at December 31, 2013 and 2012:

December 31, 2013				December 31, 2012
Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
Age 65		Age 45		Age 65		Age 45
Male	Female	Male	Female	Male	Female	Male	Female
23	25	24	26	20	22	21	23

35

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Estimated Future Benefit Payments

At December 31, 2013, estimated future benefit payments by the Company to Plan participants were:

(millions of Canadian dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2014	310	54
2015	319	57
2016	327	59
2017	335	62
2018	343	65
2019 through to 2023	1,698	370

Total estimated future benefit payments through to 2023	3,332	667

Components of Regulatory Assets

A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. The following table provides the actuarial gains and losses and prior service costs recorded within regulatory assets:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Pension Benefits:
Actuarial loss (gain) for the year	(619)	807
Actuarial loss amortization	(175)	(112)
Prior service cost amortization	(2)	(3)

	(796)	692

Post-Retirement and Post-Employment Benefits:
Actuarial loss for the year	13	203
Actuarial loss amortization	(27)	(8)
Prior service cost amortization	(3)	(3)

	(17)	192

The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2013 and 2012:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Pension Benefits:
Prior service cost	3	5
Actuarial loss	842	1,510

	845	1,515

Post-Retirement and Post-Employment Benefits:
Prior service cost	2	5
Actuarial loss	306	315

	308	320

36

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2013	2012	2013	2012
Prior service cost	2	2	2	3
Actuarial loss	103	175	15	17

	105	177	17	20

Pension Plan Assets

Investment Strategy

On a regular basis, Hydro One evaluates its investment strategy to ensure that plan assets will be sufficient to pay Pension Plan benefits when due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfills its primary objective by adhering to specific investment policies outlined in its Summary of Investment Policies and Procedures (SIPP), which is reviewed and approved by the Investment-Pension Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging knowledgeable external investment managers who are charged with the responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

Pension Plan Asset Mix

At December 31, 2013, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	60.0	67.8
Debt securities	35.0	32.2
Other [1]	5.0	0.0

	100.0	100.0

[1]	Other investments include real estate and infrastructure investments.

At December 31, 2013, the Pension Plan held $15 million of Hydro One corporate bonds (2012 – $20 million) and $217 million of debt securities of the Province (2012 – $243 million).

Concentrations of Credit Risk

Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2013 and 2012. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2013 and 2012, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.

The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with financial institutions rated at least “A+” by Standard and Poor’s, Dominion Bond Rating Service, and Fitch Ratings, and “A1” by Moody’s Investors Service Inc., and also by utilizing exposure limits to each counterparty and ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.

37

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Fair Value Measurements

The following tables present the Pension Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2013 and 2012:

December 31, 2013 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	1	16	117	134
Cash and cash equivalents	150	—	—	150
Short-term securities	—	180	—	180
Real estate	—	—	2	2
Corporate shares – Canadian	943	—	—	943
Corporate shares – Foreign	2,708	—	—	2,708
Bonds and debentures – Canadian	—	1,416	—	1,416
Bonds and debentures – Foreign	—	186	—	186

Total fair value of plan assets[1]	3,802	1,798	119	5,719

[1]	At December 31, 2013, the total fair value of Pension Plan assets excludes $19 million of interest and dividends receivable, and $7 million relating to accruals for pension administration expense.

December 31, 2012 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	2	15	104	121
Cash and cash equivalents	125	—	—	125
Short-term securities	—	100	—	100
Real estate	—	—	2	2
Corporate shares – Canadian	920	—	—	920
Corporate shares – Foreign	2,077	—	—	2,077
Bonds and debentures – Canadian	—	1,643	—	1,643

Total fair value of plan assets[1]	3,124	1,758	106	4,988

[1]

At December 31, 2012, the total fair value of Pension Plan assets excludes $16 million of interest and dividends receivable, $4 million relating to accruals for pending sales transactions, and $8 million relating to accruals for pension administration expense.

See Note 13 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2013 and 2012. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below may include changes in fair value based on both observable and unobservable inputs.

Year ended December 31 (millions of Canadian dollars)	2013	2012
Fair value, beginning of year	106	167
Realized and unrealized gains	23	5
Purchases	—	6
Sales and disbursements	(10)	(72)

Fair value, end of year	119	106

There have been no material transfers into or out of Level 3 of the fair value hierarchy.

The Company performs sensitivity analysis for fair value measurements classified in Level 3, substituting the unobservable inputs with one or more reasonably possible alternative assumptions. These sensitivity analyses resulted in negligible changes in the fair value of financial instruments classified in this level.

38

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Valuation Techniques Used to Determine Fair Value

Pooled Funds

The pooled fund category mainly consists of private equity investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Private equity valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity investments have been categorized as Level 3 within pooled funds.

Cash Equivalents

Demand cash deposits held with banks and cash held by the investment managers are considered cash equivalents and are included in the fair value measurements hierarchy as Level 1.

Short-Term Securities

Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities have been categorized as Level 2.

Real Estate

Real estate investments represent private equity investments in holding companies that invest in real estate properties. The investments in the holding companies are valued using net asset values reported by the fund manager. Real estate investments are categorized as Level 3.

Corporate Shares

Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.

Bonds and Debentures

Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

16. ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2013 and 2012:

Year ended December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	197	52	249
Interest accretion	9	1	10
Expenditures	(2)	(14)	(16)
Revaluation adjustment	(3)	26	23

Environmental liabilities, December 31	201	65	266
Less: current portion	15	12	27

	186	53	239

39

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Year ended December 31, 2012 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	199	58	257
Interest accretion	9	2	11
Expenditures	(8)	(10)	(18)
Revaluation adjustment	(3)	2	(1)

Environmental liabilities, December 31	197	52	249
Less: current portion	13	9	22

	184	43	227

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	237	68	305
Less: discounting accumulated liabilities to present value	36	3	39

Discounted environmental liabilities	201	65	266

December 31, 2012 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	233	54	287
Less: discounting accumulated liabilities to present value	36	2	38

Discounted environmental liabilities	197	52	249

At December 31, 2013, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2014	27
2015	28
2016	35
2017	23
2018	22
Thereafter	170

305

At December 31, 2013, of the total estimated future environmental expenditures, $237 million relates to PCB (2012 – $233 million) and $68 million relates to LAR (2012 – $54 million).

Hydro One records a liability for the estimated future expenditures for the contaminated LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.3% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. The Company records a regulatory asset reflecting the expectation that future environmental costs will be recoverable in rates.

40

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

PCBs

In September 2008, Environment Canada published regulations governing the management, storage and disposal of PCBs, enacted under the Canadian Environmental Protection Act, 1999. The regulations impose timelines for disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under these regulations and Hydro One’s approved end-of-use extension, PCBs in concentrations of 500 parts per million (ppm) or more have to be disposed of by the end of 2014, with the exception of specifically exempted equipment, and PCBs in concentrations greater than 50 ppm and less than 500 ppm, or greater than 50 ppm for pole-top transformers, pole-top auxiliary electrical equipment and light ballasts, must be disposed of by the end of 2025. Management judges that the Company currently has very few PCB-contaminated assets in excess of 500 ppm. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

The Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $237 million. These expenditures are expected to be incurred over the period from 2014 to 2025. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2013 to reduce the PCB environmental liability by $3 million (2012 – $3 million).

LAR

The Company’s best estimate of the total estimated future expenditures to complete its LAR program is $68 million. These expenditures are expected to be incurred over the period from 2014 to 2022. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2013 to increase the LAR environmental liability by $26 million (2012 – $2 million).

17. ASSET RETIREMENT OBLIGATIONS

Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities and for the decommissioning of specific switching stations located on unowned sites. AROs, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate of fair value can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an ARO is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the ARO, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.

In determining the amounts to be recorded as AROs, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.0% to 5.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s AROs represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. AROs are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

41

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

At December 31, 2013, Hydro One had recorded AROs of $14 million (2012 – $15 million), consisting of $7 million (2012 – $7 million) related to the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities, as well as $7 million (2012 – $8 million) related to the future decommissioning and removal of two switching stations. The amount of interest recorded is nominal and there have been no significant expenditures associated with these obligations in 2013.

18. SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

These preferred shares have conditions for their redemption that are outside the control of the Company because the Province can exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. Because the conditional redemption feature is outside the control of the Company, the preferred shares are classified outside of Shareholder’s Equity on the Consolidated Balance Sheets. Management believes that it is not probable that the preferred shares will become redeemable. No adjustment to the carrying value of the preferred shares has been recognized at December 31, 2013. If it becomes probable in the future that the preferred shares will be redeemed, the redemption value would be adjusted.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and shareholder expectations.

Earnings per Share

Earnings per share is calculated as net income for the year, after cumulative preferred dividends, divided by the weighted average number of common shares outstanding during the year.

19. DIVIDENDS

In 2013, preferred share dividends in the amount of $18 million (2012 – $18 million) and common share dividends in the amount of $200 million (2012 – $352 million) were declared.

42

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

20. RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, IESO, Ontario Power Authority (OPA), Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province.

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues include $1,509 million (2012 – $1,474 million) related to these services. Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues include $127 million (2012 – $127 million) related to this program. Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues include $33 million (2012 – $28 million) related to these services.

In 2013, Hydro One purchased power in the amount of $2,477 million (2012 – $2,392 million) from the IESO-administered electricity market; $15 million (2012 – $10 million) from OPG; and $8 million (2012 – $7 million) from power contracts administered by the OEFC.

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. In 2013, Hydro One incurred $12 million (2012 – $11 million) in OEB fees.

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. In 2013, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $9 million (2012 – $10 million), primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were $1 million in 2013 (2012 – $2 million).

The OPA funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. In 2013, Hydro One received $34 million (2012 – $39 million) from the OPA related to these programs.

Hydro One pays a $5 million annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

PILs and payments in lieu of property taxes are paid to the OEFC, and dividends are paid to the Province.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

At December 31, 2013, the Company held $250 million in Province of Ontario Floating-Rate Notes with a fair value of $251 million (2012 – $251 million).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

December 31 (millions of Canadian dollars)	2013	2012
Due from related parties	197	154
Due to related parties[1]	(230)	(261)
Investment	251	251

[1]	Included in due to related parties at December 31, 2013 are amounts owing to the IESO in respect of power purchases of $217 million (2012 – $199 million).

43

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

21. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Accounts receivable	(78)	(30)
Due from related parties	(43)	2
Materials and supplies	—	2
Other assets	(5)	(4)
Accounts payable	(60)	(5)
Accrued liabilities	150	10
Due to related parties	(31)	(85)
Accrued interest	5	10
Long-term accounts payable and other liabilities	(11)	13
Post-retirement and post-employment benefit liability	84	56

	11	(31)

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Capital investments in property, plant and equipment	(1,312)	(1,363)
Net change in accruals included in capital investments in property, plant and equipment	(21)	(10)

Capital expenditures – property, plant and equipment	(1,333)	(1,373)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Capital investments in intangible assets	(82)	(91)
Net change in accruals included in capital investments in intangible assets	3	1

Capital expenditures – intangible assets	(79)	(90)

Supplementary Information

Year ended December 31 (millions of Canadian dollars)	2013	2012
Net interest paid	395	411
PILs	138	197

22. CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2013, the Company paid approximately $2 million (2012 – $1 million) in respect of these consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

23. COMMITMENTS

Agreement with Inergi LP (Inergi)

In 2002, Inergi, an affiliate of Capgemini Canada Inc., began providing services to Hydro One, including business processing and information technology outsourcing services, as well as core system support related primarily to SAP implementation and optimization. The current agreement with Inergi will expire in February 2015.

At December 31, 2013, the annual commitments under the Inergi agreement are as follows: 2014 – $130 million; 2015 – $22 million; 2016 and thereafter – nil.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at December 31, 2013, the Company provided prudential support to the IESO on behalf of Hydro One Networks and Hydro One Brampton Networks using parental guarantees of $325 million (2012 – $325 million), and on behalf of two distributors using guarantees of $1 million (2012 – $1 million). In addition, as at December 31, 2013, the Company has provided letters of credit in the amount of $21 million (2012 – $22 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At December 31, 2013, Hydro One had letters of credit of $127 million (2012 – $127 million) outstanding relating to retirement compensation arrangements.

Operating Leases

Hydro One is committed as lessee to irrevocable operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have an average life of between one and five years with renewal options for periods ranging from one to 10 years included in some of the contracts. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions. There are no restrictions placed upon Hydro One by entering into these leases. Hydro One Networks and Hydro One Telecom are the principal entities concerned.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

At December 31, the future minimum lease payments under non-cancellable operating leases were as follows:

December 31 (millions of Canadian dollars)	2013	2012
Within one year	11	10
After one year but not more than five years	28	29
More than five years	9	14

	48	53

During the year ended December 31, 2013, the Company made lease payments totaling $11 million (2012 – $9 million).

24. SEGMENTED REPORTING

Hydro One has three reportable segments:

•

The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of those of the telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

Year ended December 31, 2013 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,529	4,484	61	6,074
Purchased power	—	3,020	—	3,020
Operation, maintenance and administration	375	672	59	1,106
Depreciation and amortization	327	340	9	676

Income (loss) before financing charges and provision for PILs	827	452	(7)	1,272
Financing charges	0	0	0	360

Income before provision for PILs	0	0	0	912

Capital investments	714	673	7	1,394

Year ended December 31, 2012 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,482	4,184	62	5,728
Purchased power	—	2,774	—	2,774
Operation, maintenance and administration	402	608	61	1,071
Depreciation and amortization	320	329	10	659

Income (loss) before financing charges and provision for PILs	760	473	(9)	1,224
Financing charges	0	0	0	358

Income before provision for PILs	0	0	0	866

Capital investments	776	671	7	1,454

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Total Assets by Segment:

December 31 (millions of Canadian dollars)	2013	2012
Total assets
Transmission	11,846	11,586
Distribution	8,805	8,621
Other	974	604

	21,625	20,811

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

25. SUBSEQUENT EVENT

On January 29, 2014, Hydro One issued $50 million notes under its MTN Program, with a maturity date of January 29, 2064 and a coupon rate of 4.29%.

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